Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2011

I.	INTRODUCTION

This Management’s Discussion & Analysis (“MD&A”) of Tahoe Resources Inc. and its subsidiaries (“Tahoe” or the “Company”) has been prepared by management to enable a reader to assess material changes in financial condition and results of operations for the three and nine month periods ended September 30, 2011. The following discussion of performance, financial condition, and future prospects should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2010 (prepared in accordance with International Financial Reporting Standards (“IFRS”)) and the unaudited condensed consolidated interim financial statements of the Company for the three and nine month periods ended September 30, 2011 (prepared in accordance with IAS 34 Financial Reporting (“IAS 34”)). The information provided herein supplements, but does not form part of, the condensed consolidated interim financial statements. This discussion covers the three and nine month periods ended September 30, 2011 and the subsequent period up to the date of this MD&A being November 11, 2011. All dollar amounts are stated in thousands of United States dollars unless otherwise indicated.

II.	BUSINESS OVERVIEW

Tahoe was incorporated on November 10, 2009 under the laws of the Province of British Columbia and is focused on the exploration and development of resource properties in the Americas for the mining of precious metals.

Tahoe’s principal objective is to develop the Escobal project, a pre-development silver project located in southeastern Guatemala, demonstrating high-grade silver, gold, lead, and zinc mineralization (the “Escobal Project”). In the third quarter, Tahoe continued ongoing exploration drilling and construction of support facilities, detailed metallurgical investigations, and engineering design work to support development of the Escobal Project. In addition, two underground portals were completed and exploration decline excavations commenced.

The Company continued its analysis of exploration results and conducted engineering studies to determine the potential to increase the throughput of the proposed mine and process plant design above the 3,500 tonne per day (tpd) capacity envisioned in the November 2010 Preliminary Assessment (“PA”). Given positive drilling results to date, the Company expects to release an updated PA in the second quarter of 2012 which is intended to provide for a substantially expanded mine plan. Developing the Escobal Project into a profitable silver mining operation will depend upon Tahoe’s ability to permit operations and to advance the project to production. The Company also engages in activities to review prospective mineral property acquisitions. The Company currently does not have any commercial operations or revenue. Tahoe expects that its working capital is sufficient to finance the development of the Escobal Project.

III.	HIGHLIGHTS OF 2011

A.	Business

As at September 30, 2011, Tahoe had outstanding a total of 143,094,422 common shares, 2,969,500 options to purchase common shares, 1,420,000 deferred share awards and 614,075 underwriters' warrants to purchase common shares. As at September 30, 2011, Tahoe had a total of 148,097,997 common shares issued and outstanding on a fully diluted basis.

November 11, 2011	1

Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2011

B.	Exploration and Operations

During the third quarter, the Company worked with the environmental agency responsible for permitting mining activities in Guatemala (“Ministry of Environment” or “MARN”) to gain approval for the Environmental Impact Assessment (“EIA”) for exploitation. An approved EIA is required to support the Company’s application for an exploitation license. Subsequent to the third quarter, on October 21, 2011, MARN notified the Company that it had approved the EIA.

The Company continued to identify resource expansion potential during the nine month period ended September 30, 2011. Drilling continues to extend known mineralization in the Escobal vein to the east and west. Regional exploration work continued in other areas on the Company’s concessions including Morales, San Nicolas and Varejones.

Tunneling progressed in the east and west portals. The Company completed construction of the access road from the highway, the temporary shop, and warehousing and office facilities. Construction of the power line and excavation of the site substation also commenced. M3 Engineering and Technology Corp. (“M3”) began mobilizing Guatemalan operations in anticipation of project EIA approval which has now been received.

IV.	EXPLORATION AND OPERATIONS

	A.	Exploration

All of the known Mineral Resources for the Escobal Project are located on the Oasis license, one of three exploration licenses which comprise the Escobal Project. The Escobal Project Mineral Resource occurs in a mineralized zone within the Oasis license that is referred to as the “Escobal Vein”. Exploration to date has defined the Escobal Vein through drill core analyses from drilling campaigns carried out between 2007 and September 30, 2011.

Since the last announcement of exploration drill results on June 8, 2011, a total of 61 holes for 29,588 metres were drilled, bringing project-to-date drilling to 113,174 metres in 348 holes. Drilling is expected to continue through the end of the year with seven core drills and one reverse circulation drill. Exploration drilling during the quarter concentrated on deep, wide- spaced lateral extensions in the East zone, deep tests of the western Margarito zone and deep in-fill in the Central zone. No drilling was carried out on other secondary veins or district targets.

Drilling through the end of the year will continue to assess in-fill and extension targets. A total of 42 additional holes for 21,280 meters are expected to be drilled during the remainder of the year. It is also expected that regional exploration will commence by year end.

Exploration expenditures for the three and nine month period ended September 30, 2011 totaled $2.9 million and $6.8 million, respectively.

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Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2011

B.	Operations

In the third quarter of 2011, Tahoe primarily focused on (1) permitting for existing exploration projects and working with MARN to secure approval of the Escobal exploitation EIA, (2) advancing underground development and construction of support facilities, (3) procurement of long-lead time equipment, and (4) engineering and design work for the mine and process plant.

	1.	Licensing and Permitting

The Escobal Project was originally comprised of three exploration licenses covering approximately 129 km2 (129,000 hectares) called the Oasis, Lucero, and Andres licenses, originally granted to Goldcorp Inc. on March 26, 2007, August 21, 2007 and November 15, 2007, respectively. These licenses were transferred to the Company when it acquired the Escobal Project from Goldcorp and its subsidiaries on June 8, 2010 (the “Transaction”). The Oasis license covers the entire Escobal vein. In addition, Tahoe has submitted a number of applications for reconnaissance and exploration licenses associated with the Escobal Project. The granting of licenses with respect to these applications is still pending.

The first three-year term of the Oasis license expired in March 2010, at which time a renewal application was filed to extend the exploration license for two more years. The renewal application for the Oasis license was approved by the Ministry of Energy and Mines (“MEM”) on April 28, 2010. As part of the renewal process requirement, the Oasis license was reduced in area from 50 km2 to 40 km2. Three new exploration licenses were applied for to fill the 20% gap created by the area reduction. These licenses, Melisa, Cipreses, and Puente Quebrado, are still pending before MEM and, if granted, will cover a total area of 10 km2 in the northeast and south areas of the original Oasis license. An application to extend the term of the Lucero license for two more years from the expiry date in July 2010 was made in June 2010. The application for renewal, which is pending, provides for a reduction in the area of the license from 52.8 km2 to 40 km2. One new license application was filed (the Valencia license application) to fill the approximate 12.8 km2 gap created by the reduction in the size of the Lucero license. Similarly, an application was made in October 2010 for the Granada license to fill the gap left by the reduction in area of the Andres license, which is the result of the application to extend the term of the Andres license for two more years from the expiry date in December 2010. The renewal of the Andres license is pending.

According to Guatemalan law, a second two-year extension can be applied for in 2012 for all three licenses but after 2014, no more extensions are permitted and an exploitation license application must be made.

In addition, applications for the Soledad reconnaissance license and the El Olivo and Juan Bosco exploration licenses were submitted to MEM by Goldcorp in 2006, 2007 and 2008, respectively. The Company acquired the rights to these concessions at the time of the Transaction. Several new licenses were applied for in 2010. In October 2010 the Company filed with MEM an application for the Cristina exploration license and in November 2010 it also filed an application for the Silencio reconnaissance license.

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Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2011

In the third quarter the Company filed three new exploration concession applications with MEM to secure areas of exploration potential within larger reconnaissance areas. The new concessions--Pajarita, Durazno, and Las Quebradas--cover a total of 174.3 km2 that bridge the gap between current Oasis and Lucero concessions and cover newly identified prospective areas in the El Silencio reconnaissance area.

The Escobal exploitation concession application was filed with MEM on July 8, 2011. The concession comprises 20 square kilometers over a general east-west trend encompassing the mine area described in the EIA and those additional areas of greatest exploration potential. As the application for the exploitation concession invalidates the original Oasis exploration concession, the Company also applied for three new and separate exploration concessions (Oasis I, II and III) to cover open areas that developed on the margins of the Escobal exploitation concession.

The project team submitted the EIA for the Escobal Project Exploitation License to MARN in the second quarter of 2011 and worked with MARN in the third quarter to secure approval. In cooperation with MARN, the Company filed the Escobal exploitation concession application on July 8, 2011. MARN must approve the EIA before MEM can act on the Escobal exploitation license. Subsequent to the end of the third quarter, on October 21, 2011, MARN notified the Company that it had approved the EIA. MEM has received the approved EIA and is now reviewing the exploitation license application. The Company has based its operations schedule on receiving acquisition of full operating permits, including the exploitation license, by or before May 2012.

Currently, there is an unofficial moratorium on granting new reconnaissance, exploration and exploitation licenses in Guatemala as the Guatemalan government considers changes to the mining law.

As the Escobal Project is the Company’s primary project, failure to obtain the necessary exploitation license and permits could have a material adverse effect on the Company’s business. There can be no assurance as to when or if the necessary exploitation licenses or permits will be granted.

The Escobal Project is currently in the exploration phase and exploration activities are permitted by both MEM and MARN. The permits required to continue surface and underground exploration activities are in place.

2.	Underground Development

The operations group focused on organization, planning and mobilization of underground exploration development during the quarter. Development activities included construction of support facilities, excavation of the slopes above and surrounding the east and west portals, and underground tunneling work. Tunneling progress during the quarter was slower than originally projected due to early regulatory delays and late equipment deliveries, poor ground conditions in the oxidized near-surface portions of the excavations, an unusually wet rainy season and the Company’s emphasis on safety over productivity during the training period for new miners. Despite these challenges, the Company plans to be ready for ore mining operations by late 2013. To support the underground excavation work during the quarter, temporary shop, warehousing and equipment storage facilities were completed.

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Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2011

At September 30, 2011, the total number of employees at the Company’s wholly owned subsidiary in Guatemala, Minera San Rafael (“MSR”) was 365. MSR’s Safety Department initiated a comprehensive safety program during the quarter. Approximately 15,000 man hours of site and job specific safety training were conducted including 40 hours of safety training for each new employee who will work in the underground development program. Training of underground miners is ongoing.

3.	Procurement

Underground development equipment was ordered in the fourth quarter of 2010, a portion of which arrived on the project site during the third quarter of 2011. Commitments for major mining and processing equipment currently total $47 million. This equipment is intended to support construction of the underground mine and surface plant. The primary, secondary, and tertiary crushing units, ball mill, hydro-cyclones, rougher and cleaner flotation cells, regrind mills, and concentrate and tailings filters were ordered. Further orders for mining and milling equipment are ongoing. These orders can either be cancelled or the equipment can be sold in the secondary market in the event that necessary permits are not acquired.

4.	Engineering, Procurement and Construction Management (“EPCM”)

M3 Engineering has been contracted to perform EPCM activities for the Escobal project. M3’s design, procurement, and early in-country pre-construction efforts continued during the third quarter. Design for the 3,500 tpd mill and tailing facilities is progressing on schedule and within budget. M3's scope of work includes analyzing possible expansion of the process plant throughput to maintain production at a minimum of 20 million ounces of silver annually. The mine and crushing plant are being designed to accommodate up to 5,000 tpd of ore mining capacity. The process plant has been designed with room for modular expansion by adding parallel grinding, flotation and filtering lines. The capital estimate for the 3,500 tpd operation, including the above considerations, remains at $326.6 million. As at September 30, 2011, the Company has incurred and/or committed $83.1 million of this capital estimate.

Given the mill expansion plan and positive exploration results through the third quarter of 2011, the Company will evaluate the economic parameters of higher throughput rates and additional resources in an updated NI-43-101 PA that it plans to release in the second quarter of 2012. Consequently, the Company does not plan to complete a feasibility study in 2012 and believes that the updated PA will be adequate to support the development, construction and production of the Escobal Project.

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Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2011

5.	Project Timeline

Baseline and environmental studies have been ongoing for nearly three years. As at September 30, 2011, the Company submitted all permit applications for full mine operations. It is expected that the project can be ready for a construction decision by May 2012, subject to receipt of all necessary permits. As at November 11, 2011, all material permits have been received with the exception of the exploitation permit. Production is projected to start in late 2013 with commercial production being reached in early 2014.

V.	RISK FACTORS

Tahoe’s ability to generate revenues and achieve a return on shareholders’ investment must be considered in light of the early stage nature of the Escobal Project. The Company is subject to many of the risks common to startup enterprises, including personnel limitations, financial risks, metals prices, permitting, the need to raise capital, resource shortages and lack of revenues. Factors that influence the Company’s ability to succeed are more fully described in the Company’s 2010 Annual Information Form available on www.sedar.com under the heading “Description of Our Business – Risk Factors.”

VI.	SUBSEQUENT EVENTS

Permitting

On October 21, 2011 MARN approved the EIA for the Escobal Project exploitation license.

VII.	SELECTED FINANCIAL INFORMATION

	A.	Basis of Presentation

Tahoe prepares its financial statements in accordance with IFRS and the quarterly results in the table below are based on these financial statements. Tahoe adopted IFRS from its incorporation as it met the key conditions for readiness outlined by the Ontario Securities Commission and the Canadian Securities Administrators. Because Tahoe adopted IFRS at the time of incorporation, there was no conversion from Canadian GAAP standards and therefore, no transitional impact on Tahoe’s accounting practices. Tahoe’s significant accounting policies are outlined within Note 2 of the Notes to the Company’s audited consolidated financial statements for the year ended December 31, 2010. The Company has elected to expense all exploration, evaluation and project development costs except those costs associated with mineral property acquisition, surface rights purchases, and major equipment deliveries, all of which are capitalized. These accounting policies have been followed consistently throughout the year.

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Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2011

B.	Summary of Quarterly Results

Selected consolidated financial information from continuing operations for the preceding eight quarters is as follows (expressed in thousands):

		Three months ended
	September 30	June 30	March 31	December 31
	2011	2011	2011	2010
Interest income	972	1,027	1,030	392
Net income (loss)	(39,106)	(13,338)	412	211
Net loss per common share (basic and diluted)	(0.27)	(0.09)	.00	.00
Total assets	932,784	967,778	977,034	958,120
Total shareholders’ equity	924,208	960,861	970,567	955,059

		Three months ended
	September 30	June 30	March 31	December 31
	2010	2010	2010	2009
Interest income	314	26	1	0.00
Net income (loss)	(3,386)	(3,807)	(616)	0.00
Net loss per common share (basic and diluted)	(0.03)	(0.13)	(0.01)	0.00
Total assets	617,245	618,168	1,382	1.00
Total shareholders’ equity	614,903	616,045	1,171	1.00

Since the completion of the Company’s IPO and acquisition of the Escobal Project in June 2010, the Company has expanded Escobal site activities and incurred significant operational and exploration expenses. During Q4 2010 and Q1 2011, the Company recorded significant unrealized foreign exchange gains due to cash and cash equivalents held in Canadian dollars while the Canadian dollar strengthened against the U.S. dollar. These foreign exchange gains are accountable for the lower net loss in Q4 2010 and small net income in Q1 2011, compared to the loss reported in the other quarters. During Q3 2011, the Company recorded significant unrealized foreign exchange losses due to cash and cash equivalents being held in Canadian dollars while the U.S. dollar strengthened against the Canadian dollar. These foreign exchange losses are accountable for higher net losses in Q3 2011.

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Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2011

C.	Selected Financial Information

Selected consolidated financial information from continuing operations for the three and nine months ended September 30, 2011 and 2010 follows (expressed in thousands):

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
Share-based compensation	$2,201	$1,843	$9,025	$4,582
Salaries and wages	2,692	1,288	6,937	1,862
Professional fees and consulting	2,328	718	6,162	1,669
Travel and investor relations	431	20	937	102
Escobal Project expenses	5,062	166	11,122	166
Exploration expenses	2,917	701	6,823	961
Amortization of assets	296	8	469	8
Office, regulatory and general	1,512	736	3,453	1,640
	$17,439	$5,480	$44,928	$10,990
Foreign exchange loss (gain)	22,639	(1,781)	10,318	(2,842)
Interest income	(972)	(313)	(3,029)	(339)
Loss for the period	$39,106	$3,386	$52,217	$7,809
Loss per share – basic and diluted	$(0.27)	$(0.03)	$(0.37)	$(0.16)
Total assets	$932,784	$617,245	$932,784	$617,245
Long-term liabilities	$639	$0.00	$639	$0.00

D.	Results of Operations

Because corporate activities only commenced following the acquisition of the Escobal Project and the consummation of the Company’s IPO in June 2010, comparisons to the interim periods in the prior year are not meaningful. The following results of operations provide information on expenses incurred during the three and nine month periods ended September 30, 2011:

In the three and nine month periods ended September 30, 2011, exploration expenses were $2.92 and $6.82 million, respectively, and consisted primarily of exploration drilling at the Escobal Project designed to grow and enhance confidence in the established Mineral Resource. Exploration programs are described above in detail.

During the third quarter, the Company incurred expenses at Escobal of $5.4 million. Major activities during the quarter included the ongoing underground decline construction activities in the east and west portals, and completion of the access road, bridge, and temporary facilities.

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Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2011

The Company has compensated directors and employees in the form of stock options, deferred share awards, and restricted share awards on various vesting terms. The Company expenses the fair value related to these issuances over the vesting period. These non-cash expenses of $2.2 million and $9.0 million were recognized for the three and nine month periods ended September 30, 2011, respectively.

For the three and nine month periods ended September 30, 2011, corporate administration expense was $4.2 and $15.3 million, respectively, including wages and salaries, the non-cash stock expenses noted in the above paragraph, legal and regulatory expenses, investor relations, travel, insurance, employee relocation expenses, office services and rental, and other general and administrative expenses.

Interest income earned by the Company on its cash balances for the third quarter of 2011 was $.97 million with a year-to-date earned interest of $3.0 million.

Unrealized foreign exchange loss recorded by the Company during the third quarter of 2011 was $22.6 million, resulting in a total loss of $10.3 million for the nine month period ended September 30, 2011. The foreign exchange losses resulted from the appreciation of the United States dollar against the Canadian dollar applicable to the Company’s Canadian dollar cash, cash equivalents, and term deposit balances.

E.	Liquidity and Capital Resources

The Company’s cash, cash equivalents, and Guarantee Investment Certificates (“GICs”) as at December 31, 2010 and September 30, 2011 were $436.5 and $382.6 million, respectively. To date, the capital requirements of the Company have been met by equity proceeds. Management believes that the Company has sufficient working capital 1) to meet its administrative overhead costs, 2) to fund environmental, permitting, and exploration programs, and 3) to construct the Escobal mine before commercial production commences in 2014. During the third quarter of 2011, the Company continued to advance its environmental and permitting work, exploration programs, and mine development activities. The Company has non-current liabilities consisting of $0.64 million in Share Appreciation Rights (“SAR’s”).

The Company ended the third quarter of 2011 with working capital of $375.0 million as compared to $433.9 million as at December 31, 2010. Working capital items other than cash, cash equivalents and term deposits consisted of accounts payable, accrued liabilities, and income taxes payable, aggregating a total of $7.9 million on September 30, 2011 and $2.8 million on December 31, 2010.

F.	Use of Financial Instruments

The principal financial instruments currently affecting the Company’s financial condition and results of operations are cash, cash equivalents, and GICs. The Company’s exposure to credit risk on its Canadian currency and U.S. currency deposits is limited by maintaining such cash and GICs with a major Canadian bank that maintains high-credit quality. A minimal amount of cash is held by banks in the U.S., Switzerland, and Guatemala to fund the immediate needs of subsidiaries in those locations. To minimize risk, the Company’s funds are kept in highly liquid instruments. The Company also contracts for goods and services mainly in U.S. currency.

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Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2011

At September 30, 2011, the Company’s cash, cash equivalent holdings and GICs totaled $383.5 million. As the Company holds a significant amount of cash and cash equivalents and short-term deposits denominated in Canadian dollars (CAN$294.0 million as at September 30, 2011) and has U.S. dollars as its functional currency, it is subject to foreign exchange risk. On September 30, 2011, the exchange rate for the CAD to the USD was $0.9626 to $1.00.

G.	Share Capital and Financings

As at September 30, 2011, the Company had 143,094,422 issued and outstanding common shares. The Company has issued shares in 2011 as follows:

Date	Description	No. of Shares
Balance as at December 31, 2010		140,874,637
January 2011	Underwriter warrants exercised at CAN$6.00 per share	475,210
February 2011	Underwriter warrants exercised at CAN$6.00 per share	201,340
March 2011	Underwriter warrants exercised at CAN$6.00 per share	1,456,235
April 2011	Stock option exercise	10,000
May 2011	Shares issued under share award compensation plan	35,000
June 2011	Shares issued under share award compensation plan	42,000
	Balance Outstanding	143,094,422

On March 3, 2011, the Company granted stock options to executives and employees for the acquisition of up to 345,000 common shares exercisable at the price of CAN$17.56 per share on or before March 3, 2016. The options vest in three equal tranches beginning on the first anniversary of the grant date.

On March 3, 2011, the Company granted 156,000 Deferred Share Awards (“DSAs”) to executives and employees at the price of CAN$17.56 per share. The shares vest in three equal tranches beginning on the first anniversary of the grant date.

On May 3, 2011, the Company granted 35,000 Restricted Share Units (RSUs) to directors at the price of CAN$19.74 per share. The RSUs vested immediately on the grant date.

Additionally, on May 3, 2011, the Company granted stock options to Directors and employees for the acquisition of up to 87,000 common shares, exercisable at the price of CAN$19.74 per share on or before May 3, 2016. The options vest over three years in three equal tranches beginning on May 3, 2012.

H.	Asset Valuation

There have been no events or changes in circumstances that would indicate an impairment of the Escobal Project as at September 30, 2011.

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Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2011

I.	Commitments, Contingencies and Off-Balance Sheet Arrangements

The Company has entered into lease agreements for the rental of office facilities that require minimum payments in the aggregate as follows (expressed in thousands):

Fiscal 2011	$1,508
Fiscal 2012	615
Fiscal 2013	196
Fiscal 2014	198
Fiscal 2015	117
Total lease commitments	$2,634

As at November 11, 2011, the Company had signed purchase orders to purchase equipment, supplies and services as follows:

Power line construction	$876
Plant construction and equipment	23,766
Underground and surface equipment	14,750
Portals construction materials & supplies	2,838
Services and others	4,740
$46,970

The Company currently has no other off-balance sheet arrangements.

J.	Reclamation and Asset Retirement Obligations

The Company has an obligation to reclaim its properties when environmental disturbance is caused by the development of a mineral property. Such costs are accrued at their fair value, which are determined by discounting costs to their net present value. Upon recognition of a liability for an asset retirement obligation, the Company capitalizes these costs and amortizes them over the life of the property. As at September 30, 2011, the Company has no material reclamation obligations.

K.	Outstanding Share Data

As at September 30, 2011, the Company had the following common shares, stock options, and warrants outstanding:

Common shares issued prior to IPO	3,100,001
Common shares issued in IPO, Escobal Project acquisition and related activities	112,050,304
Common shares issued in equity financing	24,959,692
Common shares issued after exercise of Underwriter warrants and stock options	2,907,425
Common shares issued under share award compensation plan	77,000
Stock options (vested and unvested)	2,969,500
Deferred share awards	1,420,000
Underwriter warrants	614,075
Fully-diluted shares outstanding	148,097,997

As at the date of this MD&A, the Company’s fully-diluted shares outstanding were 148,097,997.

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Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2011

L.	Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company’s review of asset-carrying values, the determination of impairment charges of long-lived assets, determination of mineral resources and valuation of share-based payments. Critical accounting estimates that have the most significant effect on the amounts recognized in the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2011 are estimates of non-cash compensation expenses which involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. Actual results could differ from those estimates. (See paragraph below.)

The factors affecting share-based expenses include estimates of when stock options might be exercised and stock price volatility. The timing of the exercise of options is out of the Company’s control and will depend on, among other things, a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has no internal historical data available to determine volatility in accordance with Black-Scholes modeling, and therefore, it has included data of companies with similar assets. However, the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the share-based payments expense and hence results of operations, there is no impact on the Company’s financial condition or liquidity.

M.	Related Party Transactions

During the nine month period ended September 30, 2011, related party transactions consisted only of payments made to key management personnel for their services to the Company. The amounts paid were in the form of short-term employee benefits and share- based compensation.

N.	Adoption of New Accounting Standards

A number of new IFRS standards and amendments to standards and interpretations have been issued but are not yet effective. Adoption and interpretations of these new standards are not expected to have a significant impact on the unaudited condensed consolidated interim financial statements of the Company for the nine months ended September 30, 2011.

VIII.	DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

	A.	Management’s Report on Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of Tahoe’s disclosure controls and procedures. Based on the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as at September 30, 2011, the Company’s disclosure controls and procedures were effective in providing reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported within the appropriate time periods and forms.

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Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2011

B.	Management’s Report on Internal Controls Over Financial Reporting

The Company’s management is responsible for establishing and maintaining an adequate system of internal controls, including internal controls over financial reporting. Tahoe’s internal controls include policies and procedures that: (1) pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to acquisition, maintenance and disposition of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and receipts are recorded and expenditures are incurred only in accordance with authorization of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on financial statements.

The Company has designed its internal risk management and control systems to provide reasonable (but not absolute) assurance of compliance with regulatory matters and to safeguard reliability of the financial reporting and its disclosures. Having assessed the effectiveness of the Company’s internal controls over financial reporting, the Chief Executive Officer and Chief Financial Officer believe that: (1) the internal controls over financial reporting are effective and provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS; and (2) that no material failings in the reporting were discovered in the nine month period ended September 30, 2011.

C.	Changes in Internal Controls

There were no material changes to the Company’s internal controls over financial reporting during the nine month period ended September 30, 2011 that have materially affected or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2011

ADDITIONAL INFORMATION

Tahoe is a Canadian public mineral exploration and development company whose common shares are listed on the TSX under trading under the symbol “THO”. Tahoe is a reporting issuer in each of the provinces and territories of Canada. Additional information relating to the Company, including a copy of this MD&A, may be obtained or viewed from the System for Electronic Data Analysis and Retrieval (“SEDAR”) website at www.sedar.com and on the Company’s website at www.tahoeresourcesinc.com.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Wherever possible, words such as “plans”, “expects”, or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information.

Forward-looking information in this MD&A may include, but is not limited to: information with respect to our future financial and operating performance and that of our subsidiaries, including our statement that our objective is to develop the Escobal Project into a profitable silver mining operation; the estimation of mineral resources and our realization of mineral resource estimates; our statements relating to the assessment of mineralization such mineralization warranting further drilling of the property; our plan to pursue the exploration, permitting, engineering and development of the Escobal Project (including the purchase of additional land) and to expand its resource base; statements relating to feasibility level metallurgical test work being done in connection with a feasibility study and economic assessment; statements relating to changes in Guatemalan mining regulations; costs and timing of development of the Escobal Project; the acquisition of additional mineral resource interests in the Americas; future exploration and development activities, and the costs and timing of those activities; timing and receipt of approvals, consents and permits under applicable legislation; results of future exploration and drilling; metals prices; and adequacy of financial resources.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. We believe that the assumptions and expectations reflected in such forward-looking information are reasonable. Assumptions have been made regarding, among other things: our ability to carry on exploration and development activities; the timely receipt of required approvals; the price of silver and other metals; our ability to operate in a safe; efficient and effective manner; and our ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking information, including risks associated with our dependence on the Escobal Project and our limited operating history, risks associated with the fluctuation of the price of silver and other metals, the risk of unrest and political instability in Guatemala, the risk that an exploitation license and environmental permits for development of the Escobal Project cannot be obtained, risks associated with the availability of additional funding as and when required, exploration and development risks, permitting and licensing risks, uncertainty in the estimation of mineral resources, infrastructure risks, inflation risks, governmental regulation risks, environmental risks and hazards, insurance and uninsured risks, land title risks, risks associated with competition, risks associated with currency fluctuations, labor and employment risks, risks associated with dependence on key management personnel and executives, litigation risks, the risk that dividends may never be declared, risks associated with the repatriation of earnings, risks of continued negative operating cash flow, risks associated with the Company’s hedging policies, risks associated with the interests of certain directors in other mining projects, risks associated with dilution, risks associated with stock exchange prices and risks associated with effecting service of process and enforcing judgments. See the Company’s 2010 Annual Information Form available on www.sedar.com under the heading “Description of Our Business – Risk Factors”.

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Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2011

Our forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date of this MD&A. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

NOTICE TO READERS IN THE UNITED STATES

Canadian standards, including those under NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission of the United States (“SEC”), and mineral reserve and resource information contained or incorporated by reference in the MD&A may not be comparable to similar information disclosed by U.S. companies. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion in documents filed with the SEC of information concerning “measured mineral resources,” “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

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